gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

May 11, 2007

Via Federal Express

Mail Stop 7010

Jennifer Hardy, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TJS Wood Flooring, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment Two

File No.: 333-141568

Dear Ms. Hardy:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of TJS Wood Flooring, Inc.  The paragraph numbers below correspond to the numbered comments in your May 9, 2007 letter of comment.

General

1.

We have updated the financial statements through March 31, 2007.

Cover Page of the Prospectus

2.

We have removed the disclosure of a market maker having agreed to file a Rule 211 application with the NASD from the Cover Page and included it in the tabular section under “The Offering.” It is also disclosed in several other sections of the prospectus, as in Risk Factor No. 11, Market for Securities.

Management Discussion and Analysis of Financial Condition or Plan of Operation

Liquidity

3.

We have added disclosure based on all information that is available to us.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

TJS Wood Flooring, Inc.

Li & Company, PC